Talisman Responds to Media Reports

CALGARY, ALBERTA – December 15, 2014 – Talisman Energy Inc. (TSX: TLM) (NYSE:TLM) is issuing this press release after discussions with Market Surveillance at IIROC on behalf of the Toronto Stock Exchange. Talisman confirms that it is engaged in discussions with Repsol regarding a potential corporate transaction. Talisman has also been approached by a number of other parties regarding various transactions. There can be no assurances that these discussions will result in a transaction or on what terms. Until such time as it is appropriate to make a public announcement on a potential transaction, Talisman does not intend to make any further comment on this matter.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                       Shareholder and Investor Inquiries:
Brent Anderson                                                                                            Lyle McLeod
Manager, Corporate Communications                                                                      Vice-President, Investor Relations
Phone:                      403-237-1912                                                                                Phone:             403-767-5732
Email: tlm@talisman-energy.com                                                                                Email: tlm@talisman-energy.com

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